UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41987

U-BX Technology Ltd

(Translation of registrant’s name into English)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China
+86 10 0651-20297
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 19, 2024, U-BX Technology Ltd (the “Company”) issued 2,70,000 ordinary shares of the Company (the “Shares”) under Company’s 2024 Share Incentive Plan (the “Plan) to certain employees of the Company as compensation for their continued service in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2024	U-BX Technology Ltd

	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

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